FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report April 20, 2020

HyperSciences, Inc.

Delaware	47-4407457
State of Incorporation	Employer Identification Number

522 N. Fiske St., Suite 1 Spokane, WA 99202	(509) 994-8577
Address of Principal Executive Office	Telephone Number
Series A Preferred Stock, par value $0.0001 Class of Securities Offered

Unregistered Sale of Equity Securities

Convertible Notes - Conversion and Repayment

HyperSciences, Inc. (the “Company”) entered into a Convertible Note Purchase Agreement dated as of June 26, 2015, as amended (the “2015 Agreement”) with the purchasers listed on the schedule of purchasers thereto (the “2015 Purchasers”), pursuant to which the Company issued Convertible Promissory Notes (the “2015 Notes”) to the 2015 Purchasers in exchange for investments equal to the respective principal amounts of such 2015 Notes, as provided therein.

The Company further entered into a Convertible Promissory Note Purchase Agreement dated as of February 8, 2017, as amended (the “2017 Agreement”) with the purchasers listed on the schedule of purchasers thereto (the “2017 Purchasers”, and collectively with the 2015 Purchasers, the “Purchasers”), pursuant to which the Company issued Convertible Promissory Notes (the “2017 Notes”, and collectively with the 2015 Notes, the “Notes”) to the 2017 Purchasers in exchange for investments equal to the respective principal amounts of such 2017 Notes, as provided therein.

Pursuant to the terms and conditions of the Notes, the consent of Cowles Company and W Fund LP (collectively, the “Majority Investors”) is required to allow (i) the repayment of the Notes and (ii) other Purchasers to convert their Notes into capital stock of the Company.

Section 6(d) of the Notes provides that any payment of the notes must be pari passu in right of payment and in all other respects to any other Notes. On February 14, 2020, the Purchasers agreed to waive this pari passu provision to allow for repayment of the unpaid principal of the W Fund LP and Washington Research Foundation prior to repayment of other outstanding Notes. In exchange for the foregoing waiver, W Fund LP and Washington Research Foundation agreed to assign all accrued interest on their Notes to the other Purchasers on a pro rata basis (based on each Purchaser’s outstanding principal amount relative to the total outstanding combined principal amounts of the Notes).

The Company’s most recent Semiannual Report, dated September 30, 2019 (EDGAR) (the “Semiannual Report”), disclosed that as of June 30, 2019, the Company had issued a total of 2,502,452 shares of Series A Preferred Stock, 2,398,284 shares of which were sold pursuant to the Company’s Regulation A offering

(the “Reg. A Offering”) and 104,168 shares of which were sold pursuant to an exempt offering under Regulation D Rule 506(c) (the “Reg. D Offering”), and that subsequent to that semiannual period ending June 30, 2019, the Company sold 121,522 additional shares of Series A Preferred Stock pursuant to the Reg. D Offering, resulting in 2,623,974 shares of Series A Preferred Stock outstanding (for which a Current Report dated August 9, 2019, was filed on August 14, 2019 (EDGAR)).

Following the filing of the September 30, 2019, Semiannual Report, the Company sold 201,823 shares of Series A Preferred Stock pursuant to the Reg. D Offering between August 10, 2019, and February 21, 2020. As of February 21, 2020, the 201,823 shares of Series A Preferred Stock sold in the aggregate since the Current Report dated August 9, 2019, constituted less than ten percent (10%) of the outstanding 2,623,974 shares of Series A Preferred Stock previously disclosed.

On April 17, 2020, the Company sold an additional 607, 682 shares of Series A Preferred Stock in connection with the conversion of certain negotiated amounts of principal and accrued interest of the Notes pursuant to an exempt offering under Regulation D Rule 506(b) (the “Note Conversion”). The Note Conversion sale resulted in the sale of a total of 809,505 shares of Series A Preferred Stock in the aggregate since the Company’s most recent Semiannual Report (the “Shares”), an amount in excess of ten percent (10%) of the outstanding 2,623,974 shares of Series A Preferred Stock previously disclosed.

The aggregate consideration for which the Shares were issued was $2,525,123.14 (consisting of 201,823 Shares at $3.84 in cash; and 607,682 Shares at $2.88 per share for the Note Conversion, which was the negotiated discounted per-share conversion price). None of the Shares were sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer. Upon issuance of the Shares, the total number of outstanding shares of Series A Preferred Stock is 3,433,479.

Other Events

COVID-19 & Washington Stay Home, Stay Healthy Order

Pursuant to Proclamation 20-25, by Governor Jay Inslee of Washington State (the “Proclamation”), effective midnight on March 25, 2020, and as updated on April 2, 2020, all non-essential businesses in Washington State are prohibited from conducting all activities and operations except minimum basic operations until May 4, 2020, unless extended beyond that date. As a result of the Proclamation, employees and contractors are working from home while the Company continues to progress on its engineering and technology development activities.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 20, 2020.

HyperSciences, Inc.

By:     /s/ Mark Russell

Mark Russell, Chief Executive Officer of

HyperSciences, Inc.

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:     /s/ Mark Russell

Mark Russell, Chief Executive Officer and Director

Date: April 20, 2020

By:     /s/ Kemper Rojas

Kemper Rojas, Chief Financial Officer

Date: April 20, 2020

By:      /s/ Charles Russell

Charles Russell, Director

Date: April 20, 2020